SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of December 2010, KJH Holdings, Co., Inc. acquired control due to ownership of greater than 25% of the Dividend Plus+ Income Fund’s (the "Fund") outstanding Institutional Shares.  KJH Holdings, Co., Inc. owned 30.6% of the Fund’s Institutional Shares and thus controlled the Fund as of that date.

In the month of February 2011, National Financial Services, LLC acquired control due to ownership of greater than 25% of the Fund’s outstanding Institutional Shares.  National Financial Services, LLC owned 66.1% of the Fund’s Institutional Shares and thus controlled the Fund as of that date.

In the month of December 2010, National Financial Services, LLC acquired control due to ownership of greater than 25% of the Fund’s outstanding Investor Shares.  National Financial Services, LLC owned 100.0% of the Fund’s Investor Shares and thus controlled the Fund as of that date.